UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)*

Advanced Emissions Solutions, Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

00770C101

(CUSIP Number)

McIntyre Julian Alexander

c/o Arq Limited
30A Brook Street
London W1K 5DJ
United Kingdom

+44-7824-443808

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 00770C101

1.	Name of Reporting Person McIntyre Julian Alexander
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3 below)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,044,836 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,044,836 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,044,836 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 11.35% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based upon 26,824,773 shares of the Issuer’s Common Stock outstanding as of February 2, 2023.

Pursuant to Rule 13d-4, the Reporting Person, expressly disclaims beneficial ownership of the securities reflected herein except to the extent of such Reporting Person’s pecuniary interest therein and declares that this Schedule 13D shall not be construed as an admission that such Reporting Person is the beneficial owner of any securities covered hereby.

CUSIP No. 00770C101

1.	Name of Reporting Person Yumi McIntyre
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3 below)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,271 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,271 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,271 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.146% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based upon 26,824,773 shares of the Issuer’s Common Stock outstanding as of February 2, 2023.

CUSIP No. 00770C101

1.	Name of Reporting Entity Allard Services Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO (See Item 3 below)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Tax resident of the United Kingdom, Incorporated under Isle of Man, British Isles

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,636,370 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,636,370 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,636,370 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.82% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based upon 26,824,773 shares of the Issuer’s Common Stock outstanding as of February 2, 2023.

CUSIP No. 00770C101

1.	Name of Reporting Persons Stannard Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO (See Item 3 below)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Isle of Man

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,563 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,563 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,563 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.07% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based upon 26,824,773 shares of the Issuer’s Common Stock outstanding as of February 2, 2023.

CUSIP No. 00770C101

1.	Name of Reporting Persons Markham Fuels Management Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO (See Item 3 below)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,271 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,271 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,271 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.146% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based upon 26,824,773 shares of the Issuer’s Common Stock outstanding as of February 2, 2023.

CUSIP No. 00770C101

1.	Name of Reporting Persons MWB Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO (See Item 3 below)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Isle of Man

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 348,632 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 348,632 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 348,632 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.29% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based upon 26,824,773 shares of the Issuer’s Common Stock outstanding as of February 2, 2023.

Item 1. Security and Issuer

This Amendment no. 1 (this “Amendment”) is being filed by Mr. Julian Alexander McIntyre (“Mr. McIntyre”) and amends the initial statement on Schedule 13D filed on March 13, 2023 (the “Initial Statement”, and together with this Amendment, the “Statement”). This Statement is being filed by the Reporting Persons, to report purchases by the Reporting Persons of shares of common stock, par value $0.001 per share (“Common Stock”), of Advanced Emissions Solutions, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein that are not otherwise defined shall have the respective meanings assigned thereto in the Initial Statement.

Except as modified by the information provided in this Item 1, the information set forth in Item 1 of the Initial Statement, is incorporated by reference herein in response to the disclosure requirements of Item 1 of Schedule 13D.

Item 2. Identity and Background

This Amendment is being filed by Mr. McIntyre, Allard Services Limited (“Allard”), Stannard Limited (“Stannard”), Markham Fuels Management Limited (“Markham”) and MWB Limited (“MWB”), collectively the “Reporting Persons”.

The information set forth in the Initial Statement in response to:

-	paragraphs (b)-(c) and (f) of Item 2, concerning Mr. McIntyre, Allard and Stannard
-	paragraphs (a), (b), (c) and (f) of Item 2, concerning Allard’s and Stannard’s executive officers and directors;

is in each case incorporated by reference herein in response to the disclosures required by the corresponding paragraphs of this Amendment.

Criminal Proceedings: The information set forth in the corresponding paragraph of the Initial Statement with respect to the Mr. McIntyre, Allard, and Stannard is incorporated by reference herein.

Civil Proceedings: The information set forth in the corresponding paragraph of the Initial Statement with respect to the Mr. McIntyre, Allard, and Stannard is incorporated by reference herein.

The business address for Allard, Stannard and Markham is 1st Floor South, 101 New Cavendish Street, London W1W 6XH, United Kingdom. Allard is a tax resident of the United Kingdom and incorporated under Isle of Man. Markham is incorporated under the laws of England and Wales. The business address of MWB is 36 Hope Street, Douglas, Isle of Man, IM1 1AR. MWB is incorporated under the laws of the Isle of Man.

Positions at Allard:

Name	Position	Citizenship
Jamie Kean	Director	UK

Positions at Stannard:

Name	Position	Citizenship
Jamie Kean	Director	UK

Positions at Markham:

Name	Position	Citizenship
Julian Alexander McIntyre	Director	UK
Venkatraghavan Sivaramakrishnan	Director	UK

Markham is owned by Mr. McIntyre’s spouse, Mrs. Yumi McIntyre. Mr. McIntyre and Mrs. Yumi McIntyre may be deemed to have shared beneficial ownership of the Common Stock owned by Markham.

Positions at MWB:

Name	Position	Citizenship
Victoria Anne Reynolds	Director	UK
Susan Christine Cubbon	Director	UK

MWB is owned by Allard and holds their securities in trust for Mr. McIntyre.

None of the Reporting Persons has been convicted in a criminal proceeding during the last five year period prior to the date hereof.

None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five year period prior to the date hereof.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 3 of the Initial Statement, is incorporated by reference herein in response to the disclosure requirements of Item 3 of Schedule 13D.

Included in the amount beneficially owned by the Reporting Persons in this Amendment are 778,061 shares of Common Stock that were issuable upon conversion of the Preferred Stock (as described in the Initial Statement), and subsequently converted pursuant to Issuer’s shareholder approval on June 13, 2023.

In addition, the shares Common Stock held by Markham and MWB have been included in this Amendment.

Item 4. Purpose of Transaction

The information set forth in Item 4 of the Initial Statement, is incorporated by reference herein in response to the disclosure requirements of Item 4 of Schedule 13D.

Mr. McIntyre, a member of the Issuer’s our board of directors, is the beneficial owner of 3,044,836 shares of Common Stock, of which 2,636,370 shares are held by Allard, 39,271 shares are held by Markham, 20,563 shares are held by Stannard and 348,632 shares are held by MWB.

In addition, Allard owns 80% of MWB but has an arrangement with the other 20% shareholder that on a wind-up of MWB, Allard will receive 318,632 shares of Common Stock (i.e., 91% of Common Stock held by MWB) while the other 20% shareholder will receive 30,000 shares of Common Stock (i.e., 9% of Common Stock held by MWB) (the “MWB Arrangement”).

The securities reported herein do not include those shares of Common Stock that Mr. McIntyre may receive upon the release of an aggregate of 844,698 shares of Common Stock held in escrow pending the resolution of a tax matter related to the Arq Transaction (as described in the Initial Statement).

The Reporting Persons reserve the right to revise their plans or intentions and/or to formulate other plans, and take any and all actions with respect to their investment in the Issuer they may deem appropriate, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D/A, or acquire additional shares of Common Stock or dispose of some or all of the shares beneficially owned by the Reporting Persons, in open market or private transactions, block sales or purchases or otherwise, in each case, to maximize the value of their investment in the Issuer in light of its general investment policies, market conditions and subsequent developments affecting the Issuer. The Reporting Persons may at any time reconsider and change their plans relating to the foregoing.

Item 5. Interest in Securities of the Issuer

The information set forth in Item 5 of the Initial Statement, is incorporated by reference herein in response to the disclosure requirements of Item 5 of Schedule 13D.

The information provided in response to Item 4 above is incorporated herein by reference.

All calculations of beneficial ownership percentage in this Amendment are made on the basis of 26,824,773 shares of the Issuer’s Common Stock outstanding as of February 2, 2023.

Allard is the beneficial owner of 2,636,370 shares of Common Stock of the Issuer, constituting 9.82% of the issued and outstanding shares of Common Stock of the Issuer. Stannard is the beneficial owner of 20,563 shares of Common Stock of the Issuer, constituting 0.07% of the issued and outstanding shares of Common Stock of the Issuer. Markham is the beneficial owner of 39,271 shares of Common Stock of the Issuer, constituting 0.146% of the issued and outstanding shares of Common Stock of the Issuer. MWB is the beneficial owner of 348,632 shares of Common Stock of the Issuer, constituting 1.29% of the issued and outstanding shares of Common Stock of the Issuer.

Mr. McIntyre controls Allard and Allard controls MWB, therefore Mr. McIntyre is deemed to be an indirect beneficial owner of the securities of Allard and MWB. Further, Mr. McIntyre’s spouse controls Stannard and Markham, therefore Mr. McIntyre may be deemed to be an indirect beneficial owner of the securities of Stannard and Markham.

(c) Except as reported in this Amendment, the Reporting Persons have not effected any transactions in the Issuer’s securities within the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 6 of the Initial Statement, is incorporated by reference herein in response to the disclosure requirements of Item 6 of Schedule 13D.

In October 2022, the shareholders of MWB agreed to the MWB Arrangement as described in Item 4 above for shares of Common Stock held by MWB.

The information provided in response to Item 4 above is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 31, 2024

/s/ Julian Alexander McIntyre
Julian Alexander McIntyre

/s/ Yumi McIntyre
Yumi McIntyre

Allard Services Limited

By:	/s/ Jaime Kean
Name:	Jaime Kean
Title:	Director

Stannard Limited

By:	/s/ Jaime Kean
Name:	Jaime Kean
Title:	Director

Markham Fuels Management Limited

By:	/s/ Julian Alexander McIntyre
Name:	Julian Alexander McIntyre
Title:	Director

MWB Limited

By:	/s/ Victoria Anne Reynolds
Name:	Victoria Anne Reynolds
Title:	Director